Exhibit 99.1

THE DIXIE GROUP

November 2006

Masland CARPETS & RUGS

DIXIE HOME

FABRICA

Masland contract

THE DIXIE GROUP

Forward-Looking Statements

Statements in this presentation which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

General information set forth in this presentation concerning market conditions, sales data and trends in the U.S. carpet and rug markets are derived from various public and, in some cases, non-public sources. Although we believe such data and information to be accurate, we have not attempted to independently verify such information.

Dixie History

- Began operations in 1920
- Grew floorcovering business from 1993 and exited textiles in 1999 - now 100% floorcovering
- Eight acquisitions from 1993 through 2000
- Sold factory-built housing and needlepunch carpet operations in 2003
- Commitment to brands and upper-end market.

THE DIXIE GROUP

Dixie Today

- Profitable, growing company with strong brands in the upper-end market
- Strong balance sheet
- Diversified customer base
  - Top 20 carpet customers - 15% of total carpet sales
  - Top 40 carpet customers - 18% of total carpet sales

THE DIXIE GROUP

Dixie Carpet and Rug Sales by End Market


High-End Commercial, 31%
High-End Residential, 69%

Year 2005

THE DIXIE GROUP

Residential Positioning of The Dixie Group



ESTIMATED TOTAL WHOLESALE MARKET
FOR CARPETS AND RUGS:
VOLUME AND PRICE POINTS
Positioning of Dixie Brands by Price Point Segment
BROADLOOM RESIDENTIAL SALES = $7.6 Billion
ESTIMATED DATA
35% Market Share
TOTAL MARKET: SQUARE YARDS
OR SALES DOLLARS
Dixie Home
Masland
Fabrica
$0
$7
$14
$21
$28
$35
$42
$49
INDUSTRY
AVERAGE
PRICE/ SQ YD

Note: Industry average price is based on sales reported through industry sources.

Excerpt from KSA Study dated May 6, 2004, Titled "KSA Assessment of Dixie's Residential and Contract Carpet Businesses", commissioned by The Dixie Group, Inc.

Dollar Sales Growth vs. Carpet Industry

- Developed growth initiatives in each of our business during 2002
- Consistent sales growth began in 2003 and has continued through September 2006


BROADLOOM CARPET SALES DOLLARS
CUMULATIVE CHANGE (2001 = Base Year)
Indexed versus 2001
80%
70%
60%
50%
40%
30%
20%
10%
0%
2002
2003
2004
2005
YTD Sept. 2006
Dixie
Industry

THE DIXIE GROUP

Unit Sales Growth vs. Carpet Industry

- Dixie units sold increased 82.4% during the period 2002 through September 2006, while units sold by the carpet industry's have been relatively flat.


BROADLOOM CARPET SALES IN UNITS
CUMULATIVE CHANGE (2001 = Base Year)
Indexed versus 2001
85%
75%
65%
55%
45%
35%
25%
15%
5%
-5%
2002
2003
2004
2005
YTD Sept. 2006
Dixie
Industry

THE DIXIE GROUP

Dixie High-End Residential Sales


Dixie Home, 27%
Masland, 44%
Fabrica, 29%

Year 2005

Residential Broadloom - Dixie Home

- Launched in 2003
- Fulfill market need for third player
  - Well-styled moderate to upper priced line
- Leverage needed by fiber suppliers for market access
  - Branded high-styled goods - not *"me too"*
  - Support fiber suppliers' branded products
- Selective distribution strategy attractive to retailers
- Growth potential well above industry average
  - Significant sales growth expected to continue with existing products and new *"Dixie Home and Office"* Collection to be introduced in 2007

DIXIE HOME

THE DIXIE GROUP

Masland Residential Sales


Other, 4%
Furniture, 4%
Builders, 21%
Retailers, 45%
Designer / To
The Trade
Showrooms,
26%

Year 2005

Masland Residential

- Leading high-end brand with reputation for development of products with innovative styling, design and color
- High-end retail/designer driven
- Hand crafted and imported rugs
- Growth initiative –
  - Increasing product introductions to increase market penetration
  - Wool products introduced - 2007

Masland CARPETS & RUGS

THE DIXIE GROUP

Fabrica Residential Sales


Other, 1%
Builders, 6%
Furniture/ Dept. Stores, 9%
Decorators/ Design Trade, 42%
Specialty, 16%
Retailers, 26%

Year 2005

Fabrica Residential

- Premium high-end brand
  - Leader in styling/patterns/color
- Designer focused
- Hand crafted and imported rugs
- New products, heightened focus on retail penetration and wool products will drive growth

FABRICA

Masland Contract Sales


Hospitality, 29%
Assisted Living, 5%
Retail Stores, 17%
Store Planning, 8%
Other, 6%
Corporate, 35%

Year 2005

Channels: Interior Design Specifier and Commercial End User

Masland Contract

- Good and growing position with premium brand
- Designer focused
- Strong national account base
- Strong growth driven by *"Energy Collection"*
  - Contract carpet sales grew 8% in 2003, 15% in 2004, 12% in 2005 and 10% in the 1st nine months of 2006
  - Expected to grow significantly in 2007
- Potential opportunities
  - Invested in modular/carpet tile
  - Shipment began 3rd QT 2006 - impact 2007

Masland contract

The Energy Line has Contributed Significantly to Strong Commercial Growth

- The Energy Line was started from the ground up in 2002 and generated over $13 million, $22 million and $31 million; respectively, in sales for Masland during 2003, 2004 and 2005
- Energy Line sales were $23.7 million YTD Sept. 2006, up 12% from $21.2 million YTD Sept. 2005.
  - Approximately half is sold through our residential sales force and the other half is sold through our contract sales force
- **Introduced 1 new product in 2005 and 7 new products in 2006**


ENERGY LINES SALES
(Dollars in thousands)
$10,000
$9,500
$9,000
$8,500
$8,000
$7,500
$7,000
$6,500
$6,000
$5,500
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
Q1
Q2
Q3
Q4
2002
2003
2004
2005
2006

THE DIXIE GROUP

Masland Contract has Performed Better than the U.S. Commercial Carpet Market

- Started in 1993 – significant growth in the 1990's
- From 1999 to 2002, Masland Contract performed at about the same rate as the market
- In 2003, Masland Contract grew 8% while the market declined slightly
- In 2004, Masland Contract grew 15% while the market grew 10% (broadloom 5% - tile 18%)
- Masland Contract grew 12% in 2005 and 10% in 1st nine months of 2006

COMMERCIAL CARPET SALES

CHANGE INDEX (1997 = Base Year)


Indexed versus 1997
250
240
230
220
210
200
190
180
170
160
150
140
130
120
110
100
90
1997
1998
1999
2000
2001
2002
2003
2004
2005
YTD Sept. 06
Masland Contract
Commercial

Note: Industry statistics not available subsequent to 1st quarter 2005

THE DIXIE GROUP

Dixie Sales Continuing Operations

($ in millions)


$231
$223
$234
$292
$319
$37
$26
$17
$18 (1)
$14
$194
$197
$217
$274
$305
2001
2002
2003
2004
2005
Carpet Sales
Yarn Sales

(1) - Includes sales related to disposal of North GA operations

THE DIXIE GROUP

Dixie Operating Income

($ in millions)



$14.0
$24.1 (1)
$2.8 (2)
$25.6 (3)
$19.8 (4)
2001
2002
2003
2004
2005

(1) - Includes $3.2 million net gains from the sale of facilities and impairments

(2) - Includes $11.4 million of impairments and charges

(3) - Includes LIFO liquidation that increased operating income by $2.3 million in 2004

(4) - Includes LIFO liquidation that increased operating income by $.4 million in 2005

THE DIXIE GROUP

Dixie YTD September Sales


($ in millions)
$169.5
$12.4
$157.1
$209.3
$14.3
$195.0
$230.8
$14.5
$216.3
$250.8
$13.7
$237.1
2003
2004
2005
2006
Carpet Sales
Yarn & Other

(1) - Includes sales related to disposal of North GA operations

Dixie YTD September Operating Income

($ in millions)


$9.4
$17.0
$14.4
$14.5
2003
2004
2005
2006

THE DIXIE GROUP

Dixie Capital Structure

($ in millions)

Debt:	Sept. 30, 2006
Senior Debt	$ 76.6
Subordinated Debt	22.2
	$ 98.8
Equity	131.2
Total Capitalization	$ 230.0
Debt to Total Capitalization:	
Senior Debt	33%
Subordinated Debt	10%
Total Debt	43%

THE DIXIE GROUP

Current Business Conditions

- Carpet industry's business soft:

	Sales Dollars		Units Sold	
	Dixie	Industry	Dixie	Industry
3rd QT 2006	8%	-3%	5%	-10%
YTD Sept. 2006	10%	2%	12%	-5%

- Our sales grew 4% in October, but orders declined due to price increases a year ago and industry weakness
- We believe the industry will show unfavorable comparisons with the prior-year periods for at least several quarters
- Residential replacement and builder markets struggling
- We expect to continue to outperform the industry; however, our 4th QT this year will have one less week than last year, which will make sales comparisons difficult for us
- Commercial business is relatively strong with good growth and a continued movement to modular or tile products
- More relative strength in higher-end categories of residential and commercial markets

THE DIXIE GROUP

Outlook

- **Although the industry is experiencing a difficult period, we are encouraged by several factors:**
  - Favorable comparison in units and dollars to the industry
  - Sales improvement in each of our four businesses in the third quarter and first nine months of this year
  - Improved average selling prices and product mix
  - Gross margin % improvement in 3rd QT 2006, compared with last year and first two quarters of this year
  - Improved quality in our operations has lowered cost
  - Sales of modular/carpet tile beginning which lessens the impact of start-up costs
  - Stable or improved raw material pricing going forward if oil remains at current levels
  - We have invested for future growth with a new distribution center, tufting plant and a modular/carpet tile operation. While we will continue to invest in new technologies, we anticipate the ability to accommodate over 40% growth without major capacity investments
  - Growth should cover more of the fixed costs associated with the investments we made